Exhibit 1

Transactions in the Shares of the Issuer by Each Reporting Person During the Past Sixty (60) Days

The following tables set forth all transactions in the Shares effected during the past sixty (60) days by each Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These Shares were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold or purchased at each separate price.

L6

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
02/21/2025	85,784	28.25	28.20 – 28.25
02/24/2025	30,377	28.28	27.74 – 28.35
02/25/2025	87,232	28.09	27.45 – 28.35

PCL

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
02/13/2025	74,981	27.61	27.00 – 28.00
02/14/2025	28,400	27.99	27.97 – 28.00
02/18/2025	6,795	28.16	28.00 – 28.25
02/19/2025	4,122	28.00	27.98 – 28.00
02/20/2025	34,952	27.99	27.94 – 28.00